EXHIBIT 12

Our earnings have always been sufficient to cover our fixed charges, which consist primarily of the interest we pay on the COs for which we are the primary obligor. The following table presents the ratio of our earnings to our fixed charges for the quarter ended March 31, 2005, and the five years ended December 31, 2004.

Computation of Earnings to Fixed Charges

($ amounts in thousands)

	For the Quarter Ended Mar 31, 2005	For the Year Ended December 31,
		2004	2003	2002	2001	2000
Income before assessments and cumulative effect of change in accounting principle (1)	$41,589	$152,695	$156,650	$175,542	$174,676	$172,545

Fixed charges (2)
Interest expense on COs	$322,795	$1,010,254	$905,648	$1,006,092	$1,410,016	$1,727,158

Interest expense on deposits and other	5,903	15,197	21,720	25,811	56,417	42,358

Fixed charges	328,698	1,025,451	927,368	1,031,903	1,466,433	1,769,516

Earnings, including fixed charges	$370,287	$1,178,146	$1,084,018	$1,207,445	$1,641,109	$1,942,061

Ratio of earnings to fixed charges	1.13	1.15	1.17	1.17	1.12	1.10

(1)	Income before assessments is our equivalent of pre-tax income.
(2)	Our fixed charges include interest expense and premiums and discount amortization on CO Bonds, including net settlements on derivatives that hedge CO Bonds, and Discount Notes and interest expense on other liabilities including deposits, borrowings from other Federal Home Loan Banks, mandatorily redeemable capital stock, and other borrowings. We do not capitalize interest, and the impact of interest expense within our net rental costs is not significant.